ASANKO GOLD INC.

Suite 700, 1199 West Hastings Street

Vancouver, BC V6E 3T5

Telephone: (604) 683-8193 / Fax: (604) 683-8194

Toll Free: 1-800-863-8655

www.asankogold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

The annual general and special meeting of Shareholders of Asanko Gold Inc. (the “Company”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Thursday, June 19, 2014 at 10:00 a.m., local time, (the “Meeting”) for the following purposes:

1.

To consider the audited financial statements of the Company for its fiscal year ended December 31, 2013 and the report of the auditor thereon which are available for download at www.sedar.com;

2.

To consider and if thought fit, set the number of directors at seven;

3.

To elect directors of the Company for the ensuing year;

4.

To appoint the auditor of the Company for the ensuing year and authorize the directors to fix their remuneration; and

5.

To consider and if thought advisable, to approve a resolution to authorize the continuation of the Company’s Incentive Stock Option Plan for a further three years.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. Shareholders of record on the Company’s books at the close of business on May 12, 2014 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof.  Pursuant to the Company’s governing documents, each common share is entitled to one vote.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their shares will be voted at the Meeting are asked to complete, date and sign the enclosed Form of Proxy, and deliver it in accordance with the instructions set out in the Form of Proxy and in the Information  Circular. The proxy may also be voted on-line by following the instructions on it. The completed proxy must be delivered to the office of Computershare Investor Services, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the proxy is to be used.

Beneficial Shareholders who plan to attend the Meeting must follow the instructions set out in the Form of Proxy or Voting Instruction Form and in the Information Circular to ensure their shares are voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, this 15th day of May 2014.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese

Director, President and CEO

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com